SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

Exhibit

99.1 Release dated March 6, 2007, entitled “CLARIFICATION EMPEROR MINES LIMITED
        RESTRUCTURE PLAN”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 6, 2007
By: /s/ Themba Gwebu
Name:  Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)

CLARIFICATION – EMPEROR MINES LTD RESTRUCTURE PLAN

Following reports in the Australian media today, the Board of Directors of Emperor Mines Limited
(“Emperor” or the “Company”) wish to clarify that no formal decision has been made in respect of the potential restructure options that the Company is considering.

As announced on February 1 this year, Emperor is pursuing a restructure in order to retire debt and to ensure the full potential value of Company assets can be achieved.

The decision to explore restructuring options followed a strategic review, which examined potential reconfigurations of mine and exploration assets at a range of production levels, together with the attendant funding options.

The review concluded that the Company should consider either the divestment of key assets or seek a suitable merger partner in order to grow the value of the Company’s asset base.

Emperor is now pursuing these re-structuring options and, as previously stated, has appointed Rothschild
Australia Limited to assist it in this process. No decision has been taken as yet to pursue any particular option, as the Company is still evaluating the best route forward.

This process has the full support of major credit providers Australia and New Zealand Banking Group
Limited and DRDGOLD.

FURTHER INFORMATION:

Brad Gordon
Chief Executive Officer
Emperor Mines Limited
AUS +617 3007 8000

Patrick Bindon
Director – Corporate Communications
Emperor Mines Limited
AUS +617 3007 8000

David Wood
Rothschild
MOB +61 413 922 738
AUS +61 2 9323 2360

Johannesburg
6 March 2007